Exhibit 107

Tenneco Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$1,757,854,360	(1)	.0000927	$162,953.10	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$1,757,854,360
Total Fees Due for Filing				$162,953.10
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$162,953.10

(1)	Aggregate number of securities to which transaction applies:

As of February 18, 2022, the maximum number of shares of class A voting common stock, par value $0.01 per share, to which this transaction applies is estimated to be 87,892,718, which consists of (a) 83,132,435 shares of class A voting common stock entitled to receive the per share merger consideration of $20.00; and (b) 4,760,283 shares of common stock underlying outstanding restricted stock units, which may be entitled to receive the per share merger consideration of $20.00.

(2)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 83,132,435 shares of class A voting common stock and the per share merger consideration of $20.00; and (b) the product of 4,760,283 shares of common stock underlying outstanding restricted stock units and the per share merger consideration of $20.00. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by ..0000927.